Exhibit 99.1

Toro Corp. Announces the En Bloc Acquisition of Four LPG Vessels

Limassol, Cyprus, April 27, 2023 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, announces that on April 26, 2023, the Company, through four wholly owned subsidiaries, entered into agreements with an unaffiliated third-party to acquire three 2015 Japanese-built 5,000 cbm LPG vessels and one 2020 Japanese-built 5,000 cbm LPG vessel. The aggregate purchase price for the four LPG vessels is $70.7 million.

The acquisitions are expected to be consummated upon Toro taking delivery of the vessels in the second and third quarters of this year and are subject in each case to the satisfaction of certain customary closing conditions. The Company expects to finance the acquisitions with cash on hand.

Petros Panagiotidis, Chief Executive Officer of Toro, commented:

“We are very excited to announce our entry into the LPG shipping market in our first transaction as a newly independent company.

The en bloc acquisition of four LPG vessels will create a diversified fleet of tankers and LPG vessels, strengthening our position in the energy transportation business and building further our exposure in the shipping industry. We believe that the fundamentals of the LPG shipping sector are attractive with positive future prospects.

We intend to continue looking for further opportunities to renew, grow and diversify our fleet with the addition of high-quality tonnage.”

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tanker vessels that carry crude oil and petroleum products worldwide.

Prior to these acquisitions, Toro Corp. owns a fleet of 8 tankers, with an aggregate capacity of 0.7 million dwt, consisting of 1 Aframax, 5 Aframax/LR2 and 2 Handysize tankers.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results to differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transactions discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report for the year ended December 31, 2022 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com